UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation

A Date of Report: As of August 20, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events.

As previously reported on our Current Report on Form 1-U dated May 29, 2020, Hightimes Holding Corp., a Delaware corporation (“Hightimes”), entered into two separate agreements (the “Merger Agreements”) to acquire J@G Enterprises, Inc. (“J@G”) and 530 Collective (“530” and, together with J@G, the “NorCal Dispensaries”), two California corporations that own and operate separate cannabis dispensaries, one located in Redding, California and the other in Shasta Lake, California. Pursuant to the Merger Agreements, Hightimes’s wholly-owned subsidiaries, JG Merger Sub, Inc. and 530 Merger Sub, Inc., each California corporations, were to merge with and into J@G and 530, respectively, with each of J@G and 530 being the surviving entities, and pursuant to which each of the NorCal Dispensaries became wholly-owned subsidiaries of Highitmes. On August 20, 2020, the acquisitions of the NorCal Dispensaries and the related mergers closed and Hightimes acquired the NorCal Dispensaries, subject to amended terms (as described below).

The Merger Agreements were amended on July 7, 2020 and subsequently amended on August 20, 2020 (the “Second Amendment”), pursuant to which the merger consideration was adjusted such that (i) 922,727 shares of Hightimes common stock, par value $0.0001 per share (“Common Stock”), were issued as consideration for the purchase of J@G, in addition to $350,000 in cash consideration; and (ii) 395,455 shares of Common Stock were issued as consideration for the purchase of 530, in addition to $150,000 in cash consideration. Of the consideration paid to the NorCal Dispensaries, a total of 65,909 shares of Common Stock and $15,250 in cash was paid to Hunt Equity Group, LLC as broker to the transactions. Of the stock consideration, 87,659 shares of Common Stock are to be held in escrow to cover the costs of any outstanding liabilities of J@G and 37,560 shares of Common Stock are to be held in escrow to cover the costs of any outstanding liabilities of 530. The agreements are each structured as Type A reorganizations and, following the closing of the transactions, the NorCal Dispensaries have each become wholly-owned subsidiaries of Hightimes.

The foregoing summaries of the terms of the Second Amendments to each of the Merger Agreements are qualified in their entity by the definitive agreements annexed to this Current Report on Form 1-U as Exhibit 6.1 and Exhibit 6.2, respectively, which are incorporated herein by reference.

A copy of the certificate of merger for J@G and 550 are filed as Exhibits 2.1 and 2.2, respectively, to this Current Report on Form 1-U and are incorporated herein by reference.

The combined revenues of the two corporations for the year ended December 31, 2019 was approximately $10,000,000.

As previously reported, at each closing, the owners of J@G Enterprises and 530 Collective each entered into lock-up agreements pursuant to which the owners will agree not to effect any sale, assignment, pledge or transfer of the Hightimes Common Stock for a period of six (6) months following the date our Hightimes Common Stock commences trading and, thereafter, may effect public sales into the market of such Hightimes Common Stock at the rate of 20% of such shares every six (6) months thereafter.

A copy of the press release announcing the closing of transactions is attached as Exhibit 15.1 hereto.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 15.1 constitutes material investor information that is not otherwise publicly available.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date: August 26, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description
2.1	Certificate of Merger, filed August 20, 2020, merging JG Merger Sub, Inc. and J@G Enterprises, Inc.

2.2	Certificate of Merger, filed August 20, 2020, merging 530 Merger Sub, Inc. and 530 Collective.

6.1	Second Amendment to Agreement and Plan of Merger among Hightimes Holding Corp. J@G Merger Sub, Inc. and J@G Enterprises, Inc., dated August 20, 2020.

6.2	Second Amendment to Agreement and Plan of Merger among Hightimes Holding Corp. 530C Merger Sub, Inc. and 530 Collective, dated August 20, 2020.

15.1	Press Release dated August 26, 2020.

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